May 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3628

Attn:	Mr. Jeffrey Riedler

Re:	Ambit Biosciences Corporation
Registration Statement on Form S-1
File No. 333-186760

Acceleration Request

Requested Date:	Tuesday, May 14, 2013
Requested Time:	4:45 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on May 14, 2013, at 4:45 p.m., Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Ken Rollins and Karen Deschaine of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Ken Rollins of Cooley LLP, counsel to the Registrant, at (858) 550-6136, or in his absence, Karen Deschaine at (858) 550-6088.

In connection with this request, the Registrant acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ambit Biosciences Corporation

By:	/s/ Alan Fuhrman
Chief Financial Officer

cc:	Michael A. Martino, Ambit Biosciences Corporation
Thomas A. Coll, Esq., Cooley LLP
Ken Rollins, Esq., Cooley LLP
Karen Deschaine, Esq., Cooley LLP
Cheston Larson, Latham & Watkins LLP